UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from              to
                                          ------------    ------------

                         Commission File Number 1-14036


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             DST SYSTEMS OF CALIFORNIA, INC. 401(K) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST SYSTEMS, INC.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION



1.       Report of PricewaterhouseCoopers LLP

2.       Audited Statements of Net Assets Available for
              Benefits as of December 31, 2000 and 1999 and
              December 30, 1999

3.       Audited Statements of Changes in Net Assets
              Available for Benefits for the Years Ended
              December 31, 2000 and 1999 and December 30,
              1999

4.       Notes to Financial Statements

5.       Schedule of Assets Held for Investment Purposes at
              End of Year

6.       Signature Page

7.       Consent of PricewaterhouseCoopers LLP (Exhibit
              23.1)

DST SYSTEMS OF CALIFORNIA, INC.
401(K) RETIREMENT PLAN
FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 2000 AND 1999 AND DECEMBER 30, 1999

DST SYSTEMS OF CALIFORNIA, INC. 401(K) RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                         PAGE

REPORT OF INDEPENDENT ACCOUNTANTS                                          1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits                       2

     Statements of Changes in Net Assets Available for Benefits            3

     Notes to Financial Statements                                        4-8

ADDITIONAL INFORMATION*                                                 SCHEDULE

     Line 4i - Schedule of Assets Held for Investment Purposes At
        End of Year                                                        I



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Advisory Committee of the DST Systems of California, Inc. 401(k) Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems of California, Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2000 and 1999 and December 30, 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 25, 2001



DST SYSTEMS OF CALIFORNIA, INC. 401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------








                                                        DECEMBER 31,                           DECEMBER 30,
                                          ----------------------------------------       ---------------------
                                               2000                  1999                        1999
                                               ----                  ----                        ----


Investments:
    Pooled separate accounts             $     51,719,818       $    68,062,668          $       67,796,335
     General asset account                     26,315,693            28,708,294                  28,634,083
     DST Common Stock                          25,793,880            16,675,288                  16,680,439
     Loans to participants                      5,704,539             6,549,837                   6,549,837
                                          ------------------    ------------------       ---------------------
               Total investments              109,533,930           119,996,087                 119,660,694
                                          ------------------    ------------------       ---------------------

Employer contributions receivable, net                                6,301,993                   6,301,993
                                          ------------------    ------------------       ---------------------

Net assets available for benefits         $   109,533,930       $   126,298,080          $      125,962,687
                                          ------------------    ------------------       ---------------------




   The accompanying notes are an integral part of these financial statements.




DST SYSTEMS OF CALIFORNIA, INC. 401(K) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------





                                                                 YEAR ENDED              PERIOD ENDED            YEAR ENDED
                                                                DECEMBER 31,             DECEMBER 31,           DECEMBER 30,
                                                                    2000                     1999                   1999
                                                                    ----                     ----                   ----
Investments income:
     Dividends, interest and other distributions             $       1,853,320        $           4,311      $        1,764,064
     Net appreciation in fair value of investments                   4,937,091                  420,562              15,152,019
                                                             --------------------     -------------------    --------------------
                                                                     6,790,411                  424,873              16,916,083
                                                             --------------------     -------------------    --------------------
Contributions:
     Employer                                                                                                         6,312,232
     Participants                                                        2,763                                        6,801,390
     Transfer from merged Custima Plan                                                                                  558,219
                                                             --------------------     -------------------    --------------------
                                                                         2,763                                       13,671,841
                                                             --------------------     -------------------    --------------------
                                                                     6,793,174                  424,873              30,587,924
                                                             --------------------     -------------------    --------------------
Benefits paid to participants                                      (23,527,439)                 (89,041)             (9,472,822)
Administrative expenses                                                (29,885)                    (439)                (42,794)
                                                             --------------------     -------------------    --------------------
                                                                   (23,557,324)                 (89,480)             (9,515,616)
                                                             --------------------     -------------------    --------------------


Net change in net assets available for benefits                    (16,764,150)                 335,393              21,072,308

Net assets available for benefits:

     Beginning of year                                             126,298,080              125,962,687             104,890,379
                                                             --------------------     -------------------    --------------------
     End of year                                             $     109,533,930        $     126,298,080      $      125,962,687
                                                             --------------------     -------------------    --------------------



   The accompanying notes are an integral part of these financial statements.

DST SYSTEMS OF CALIFORNIA, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999 AND DECEMBER 30, 1999
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

The DST Systems of California, Inc. 401(k) Retirement Plan (the Plan) is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

During 1999, the Plan year-end was changed from December 30 to December 31, which created a reporting requirement for the day, December 31, 1999, representing a short period year. Therefore, these statements reflect both the year beginning December 31, 1998 and ending December 30, 1999 and the short period for the one day ending December 31, 1999.

Effective December 30, 1999, the Custima Retirement Plan, a defined contribution plan for employees of DST Innovis, Inc. of Virginia (Custima), was merged into the Plan. Custima is a wholly-owned subsidiary of the Sponsor. At the time of the merger, both plans provided essentially the same benefits to participants.


SPONSOR
The  Plan  Sponsor  is  DST  Systems  of   California,   Inc.   (formerly   USCS
International, Inc.), a wholly-owned subsidiary of DST Systems, Inc. ("DST"), and certain of its subsidiaries and affiliates (the Sponsor).

TRUSTEE
The trustee of the Plan is Connecticut General Life Insurance Company (CIGNA) (the Trustee). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

ADMINISTRATION OF THE PLAN
An advisory committee (the Advisory Committee), which consists of members who are selected by the Board of Directors of the Sponsor, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan are paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses.

ELIGIBILITY
All employees of the Sponsor who are not members of a collective bargaining unit are eligible to participate in the Plan on the Plan entry date. The Plan entry date is the later of the first day of the month following the date the employee commences service or the date the employee attains age 21. After December 31, 1999, no new participants were allowed into the Plan.

CONTRIBUTIONS
Contributions are made through participant salary reductions and rollovers from other qualified plans. Participants can contribute from 1% to 15% of their annual eligible compensation to the Plan (subject to Internal Revenue Service limitations).

Sponsor 401(k) contributions consist of a match equal to $.50 for each $1.00 contributed by the participant up to 6% of their eligible compensation ("highly compensated employees" are subject to Internal Revenue Service limitations).

In addition, the Sponsor makes a fixed profit sharing contribution consisting of 3% of each participant's eligible compensation. The Sponsor, under the direction of the Board of Directors, may also make a discretionary profit sharing contribution of up to 5% of a participant's eligible compensation. A participant must be employed on December 31st to be eligible for the profit sharing contributions.

Participant and Sponsor contributions under the Plan after December 31, 1999 are made to the DST Systems, Inc. 401(k) Profit Sharing Plan and are subject to its terms and conditions.

PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's contributions, matching contributions, profit sharing contributions, rollover contributions and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions are allocated to participant accounts based on the proportion which the participant's eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING
Participants are always 100% vested in their own contributions and rollover contributions (as adjusted to reflect investment earnings and losses).

Prior to 1998, certain participants of the USCS International, Inc. Employee Stock Ownership Plan (ESOP) were allowed to elect to have a portion of their ESOP account transferred to the Plan. Participants are 100% vested in their ESOP contributions.

Participants will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

                  YEARS OF SERVICE                   PERCENTAGE VESTED
                  ----------------                   -----------------
                      less than 3                               0%
                  3 but less than 4                            30%
                  4 but less than 5                            60%
                      5 or more                               100%

Participants automatically become fully vested in the event they reach age 59 1/2, become disabled or die while employed by the Sponsor.

FORFEITURES
Beginning after December 31, 1999, forfeitures of unvested accounts are first used for the restoration of reemployed participants' forfeited amounts and then used to pay Plan expenses not otherwise paid by the Sponsor. Any remaining amount is allocated to the participants' accounts. Prior to January 1, 2000, forfeitures were used to reduce profit sharing contributions. Forfeitures for the year ended December 31, 2000 and December 30, 1999 were $748,822 and $760,610, respectively. There were no forfeitures for the period ended December 31, 1999.

INVESTMENT OPTIONS
Participants may direct their contributions into DST Common Stock ($0.01 par value) or any number of the investment options as selected by the Advisory Committee. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

DISTRIBUTION OF BENEFITS
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed upon termination as a cash lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 will be distributed upon participant election as soon as administratively practicable but no later than April 1st of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply. The Plan also provides for in-service withdrawals at age 59 1/2.

PARTICIPANT LOANS
Participants may borrow the lesser of $50,000 or 50% of their vested accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear interest at a rate that provides the Plan with a return commensurate with the interest rates charged by persons in the business of lending money. Beginning January 1, 2000, loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%. Interest rates on participant loans outstanding at December 31, 2000 and 1999 and December 30, 1999 ranged from 5.50% to 8.06%.

PLAN TERMINATION
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accompanying financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

INVESTMENT VALUATION AND SECURITY TRANSACTIONS
Investments in pooled separate accounts are based on the fair value of the underlying assets as reported by CIGNA. Investments in the general asset account are fully benefit responsive and are recorded at contract value, which approximates fair value. Investments in DST Common Stock are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. Unrealized gains and losses are recognized in the year in which they occur. Loans are valued at the current amount due from participants.

CONTRIBUTIONS
Contributions  are  recognized  in the  year  to  which  they  relate.  Employer
contributions   receivable  is  shown  net  of  forfeited   fixed  and  variable
contributions on the Statements of Net Assets Available for Benefits.

ACCOUNTING FOR OBLIGATIONS FOR BENEFIT PAYMENTS TO TERMINATED EMPLOYEES
The Plan does not record a liability relating to the obligation for benefit payments to terminated employees. Distributions paid to participants in 2001 for in-service withdrawals and terminations during 2000 was $41,914. The amount paid in 2000 for in-service withdrawals and terminations during 1999 was $409,008.

The Plan's Form 5500 reflects the liability in the year of termination or in-service withdrawal.

INCOME TAX STATUS OF THE PLAN
The Internal Revenue Service has determined and informed the Sponsor by a letter dated June 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since receiving the determination letter. However, the Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


3.       PLAN INVESTMENTS

The following investments represent 5% or more of net assets available for benefits at year-end:



                                                                      DECEMBER 31,                      DECEMBER 30,
                                                               2000                  1999                   1999

                                                        -------------------    ------------------    -------------------



       Pooled separate accounts:
         Charter Large Company Stock Index              $      13,266,114      $      17,650,722     $       17,594,694
         Fidelity Advisor Growth Opportunities                 11,273,527             17,838,884             17,730,883
         Dreyfus Founders Balanced                                                     5,889,708              5,895,236
         Janus Worldwide                                        6,878,667              8,016,156              8,027,469
       DST Systems, Inc. Common Stock                          25,793,880             16,675,288             16,680,439
       Guaranteed Long-Term                                    26,315,693             28,708,294             28,634,082
       Participant loans                                        5,704,539              6,549,837              6,549,837



During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:




                                                        YEAR ENDED             PERIOD ENDED              YEAR ENDED
                                                       DECEMBER 31,            DECEMBER 31,             DECEMBER 30,
                                                           2000                    1999                     1999
                                                    --------------------    -------------------      -------------------

       Pooled separate accounts                     $      (6,538,663)      $         327,440        $       10,026,899
       Common stock                                        11,475,754                  93,122                 5,125,120
                                                    --------------------    -------------------      -------------------
                                                    $       4,937,091       $         420,562        $       15,152,019
                                                    --------------------    -------------------      -------------------



4. SUBSEQUENT EVENT

The Plan changed the Plan Trustee from CIGNA to UMB Bank, n.a. in April 2001.



                                                                                                                     SCHEDULE I


                                          DST SYSTEMS OF CALIFORNIA, INC. 401(K) RETIREMENT PLAN
                                                         EIN 94-1727009 / PIN 003

                                  Line 4i-Schedule of Assets Held for Investment Purposes at End of Year

                                                             December 31, 2000

    (a)                     (b) Identity                         (c) Description               (d) Cost       (e) Current Value
------------- -------------------------------------- ----------------------------------- ------------------- ---------------------

     *        Connecticut General Life Insurance     Guaranteed Long Term                        (1)                $  26,315,693
     *        Connecticut General Life Insurance     Large Company Stk Index CIGNA               (1)                   13,266,114
     *        Connecticut General Life Insurance     Fidelity Growth Opportunities               (1)                   11,273,527
     *        Connecticut General Life Insurance     Dreyfus Founders Balanced                   (1)                    3,994,288
     *        Connecticut General Life Insurance     Neuberger Berman Partners Trust             (1)                    1,742,892
     *        Connecticut General Life Insurance     Lazard Small Cap Portfolio                  (1)                    3,224,644
     *        Connecticut General Life Insurance     AIM Constellation                           (1)                    3,111,548
     *        Connecticut General Life Insurance     Janus Worldwide                             (1)                    6,878,667
     *        Connecticut General Life Insurance     Templeton Foreign                           (1)                    3,359,744
     *        DST Systems, Inc.                      Common Stock                                (1)                   25,793,880
     *        Connecticut General Life Insurance     Large Company Growth Putnam                 (1)                      539,863
     *        Connecticut General Life Insurance     Large Company Growth II Morgan              (1)                    2,093,878
     *        Connecticut General Life Insurance     Small Company Growth Times Sqr              (1)                    2,234,654
     *        Participant Loans                      Various interest rates                       0                     5,704,539




*    Indicates a party-in-interest

(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 DST Systems of California, Inc. 401(k)
                                 Retirement Plan



Date:  June 29, 2001             By: /S/ KENNETH V. HAGER
                                     ------------------------------------
                                 Kenneth V. Hager
                                 Vice President, Chief Financial Officer and
                                 Treasurer